Custcorp
Statements of Cash Flows
(Unaudited)

	For the Year Ended
	December 31, 2022
Cash flows from operating activities:	
Net income (loss)	$ (1,200,060)
Changes in operating assets and liabilities:	
Adjustment to reconcile net loss to net cash used in operating activities	
Stock-based compensation	1,200,000
Net cash used in operating activities	(60)
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities:	
Loan from shareholders	5,000
Net cash provided by financing activities	5,000
Net cash increase for period	4,940
Cash at beginning of period	-
Cash at end of year	$ 4,940

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -
Interest	$ -

	For the Year Ended December 31, 2021
	$ (111)
	111
	-
	-
	-
	-
	-
	$ -
	$ -
	$ -